FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Peru Field Trip 2010 presentation.

Peru Field Trip September 2010 North Latin America Exploration Joseba Murillas Latin America Exploration Manager

Disclaimer
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© REPSOL YPF, S.A. 2010
Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private
Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-
looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in
Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about
Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the
fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s
Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol
YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Repsol´s LAN Main Exploration Plays
Repsol´s LAN Commercial Considerations
Repsol´s Current Acreage Position
Repsol´s LAN Contractual Considerations
Repsol LAN conclusions
Repsol´s Recent Discoveries
Agenda

PERU FIELD TRIP 2010

REPSOL

Cardon IV
Trinidad
Venezuela
Guyana
Suriname
Colombia
Ecuador
Brasil
Peru
Bolivia
Guadual
Cosecha
Rondon
Capachos
Cebucan
39
101
103
109
57
56
88
79
Tuichi
Boqueron
Patuju
Cobra
Cascabel
Los Sauces
Charagua
Montegudo
Margarita
Sabalo
San Alberto
Repsol Exploration
Repsol Production

•
Repsol’s LatAm North (LAN)
Regional Unit covers 19 exploration
blocks, 15 of them with partners and
13 as operator.
•
In terms of acreage, Repsol is one of
the leading operators in the region
with 90k km
2
(40k km
2
net).
•
Repsol holds a diverse portfolio that
expands through 7 countries , from
offshore Atlantic and Caribbean to
Andean foothills and foreland
settings.
Repsol´s LAN Current Acreage Position

Repsol´s LAN Main Exploration Plays
Repsol´s LAN Commercial Considerations
Repsol´s Current Acreage Position
Repsol´s LAN Contractual Considerations
Repsol LAN conclusions
Repsol´s Recent Discoveries
Agenda

PERU FIELD TRIP 2010
REPSOL

Perla (2009) and Raya (2006) well testing operations

•
Between 2005-10 Repsol drilled 33 wells
in the LAN region, with 10 discoveries
(30% succes rate ).
•
Repsol operated 4 of the largest
discoveries in the region (Perla, Kinteroni,
Huacaya, Raya), 3 of which were among
the world largest in 2007 and 2009.
•
With around 1.2 BBOE of net contingent
resources added since 2005, Repsol leads
the region in terms of discovered volumes
followed by ENI and Petrobras.
•
Repsol´s net exploration investments in
LAN since 2005 amount to around 700
MUS$, representing a 60¢/boe finding
cost.
Repsol LAN Recent Discoveries (2005-10)

Repsol´s LAN Main Exploration Plays
Repsol´s LAN Commercial Considerations
Repsol´s Current Acreage Position
Repsol´s LAN Contractual Considerations
Repsol LAN conclusions
Repsol´s Recent Discoveries
Agenda

PERU FIELD TRIP 2010

REPSOL

Chuchubi 1
Mero 1
Tuna-1X
Perla-1X
Coral-1X
Lamparosa-1X
Venezuela

Perla 3D Survey
Additional
3D Survey

•
Repsol (50%, operator) and ENI (50%)
drilled in 2009 the giant Perla 1X
discovery in the CARDON-IV license.
•
Since then, the newly created CARDON-
IV operating company
has completed a
successful appraisal (Perla 2) and is
currently drilling two delineation wells.
•
The license holds remaining exploration
potential. The block will be entirely
covered with 3D seismic this year to
define  new prospects.
•
Perla remains the only discovery drilled
to date in the Gulf of Venezuela, despite
the significant efforts made by other
operators in the area.
Gulf of Venezuela Offshore Gas Play

•
The discovery of the Perla giant field in the Gulf of Venezuela represents an exploration milestone for the Caribbean Plays.
•
Giant hydrocarbon accumulations are seldom unique ocurrences in any basin;
additional discoveries with similar geological configurations can be expected.
•
Repsol´s geological knowledge is a remarkable competitive advantage in the propagation of this emerging gas play in the region.
Caribbean Offshore Gas Plays

PERU FIELD TRIP 2010
REPSOL

57
88
76
HUANCAYO
HUANCAVELICA
AYACUCHO
ABANCAY
CUSCO
PACIFIC OCEAN
PUNO
AREQUIPA
Intangible Areas
Coast Gas Pipeline Project
Trans Mountain Gas Pipeline Project

57
56
88
58
Mashira
Pagoreni
San Martin
Cashiriari
Urubamba
Picha

•
Repsol (53.8%, operator) and
Petrobras (46.2%) drilled in 2007 the
large Kinteroni gas discovery  in Block
57.
•
Kinteroni early production drilling phase
is ongoing; 3D seismic and delineation
wells will follow.
•
Kinteroni is an extension of the
Camisea Fields trend. Block 57
contains additional opportunities along
these trends.
•
Significant gas potential has also been
identified in Block 76, where new 2D
seismic is revealing multiple leads.
Peru Ucayali Gas

PERU FIELD TRIP 2010
REPSOL

Kilometers
BLOCK 57
Mashira GX
Mapi LX

PERU BLOCK 76
2D Seismic Program
Final 2009 (270km)
Final 2010 (190 km)
Mobil 1997 (102km)
Quincemil Base Camp
Candamo 1X

•
A 750 to 1,400 km
2
3D survey is planned on
Block 57 during 2011-2012.
•
This data will allow further delineation and
extension of the Kinteroni trend.
•
At least 4 additional opportunities have been
identified in Block 57, 2 of which will be drilled
during 2011-2012.
•
Block 57 upside potential could multiply the
resources discovered by Kinteroni 1X.
•
Hunt (50% op) and Repsol (50%) recently
completed a 460km 2D survey in Block 76.
•
A number of leads have already been identified
in the Block.
•
Drilling of the first exploratory well is planned for
2012.
Peru Ucayali Gas

67
Paiche
Raya
Dorado
Delfin
Piraña
Buena Vista
39
1-AB
ANDOAS STATION
64
101
PACIFIC OCEAN
ECUADOR
Tumbes
Talara
Piura
Bayovar
MARAÑON BASIN
Moyobamba

Paiche
Lead A
Dorado
Raya
Raya East
Bagre
Perca
Pargo
Piraña
Cunambo
Delfin
Buenavista
Arabela
San Jacinto
Tangarana South
Bartra

•
Repsol (55%, operator) and Conoco
(35%) drilled three consecutive heavy
oil discoveries in Block 39 (05-06).
•
The development of these
accumulations is currently
subeconomic on a stand-alone basis.
•
Block 39 consortium plans to verify
additional resources in Block 39. A 310
km 2D survey will be shot during 2010.
•
Repsol is also considering production
synergies with other operators in the
area to narrow the commerciality gap.
•
Additionally, Repsol is expanding its
position in Marañón to include ligth oil
prospects that, if succesfull, could add
synergies to the regional picture.
Peru North Marañón Oil

PERU FIELD TRIP 2010
REPSOL

1-AB
Carmen
Shiviyacu
ECUADOR
PERÚ
Dorissa
Tambo
Area for proposed 3D
Runtusapa
101
Singasapa
Sungachi 1

•
On Sept 01 Repsol completed a 30%
Farm-In into Block 101 (Talisman 40% op,
ECP 30%, REP 30%).
•
Repsol will partially carry Talisman on the
Runtusapa 1X well, currently ongoing.
•
Block 101 is located on Block 1-AB ligth oil
producing fields trend, next to available
transportation capacity.
•
Additional prospects to Runtusapa have
been identified within the Block on newly
acquired 3D seismic.
Peru Block 101 Farm-In

PERU FIELD TRIP 2010
REPSOL

100000
200000
300000
400000
500000
600000
700000
800000
9400000
9300000
9200000
9100000
9000000
8900000
8800000
8700000
0 60 120 180 240 300 Km
0 60 120 180 Miles
109
103
107-A
133
107-B
108
57
56
88
58
Nuevo
BRASIL
PACIFIC OCEAN
Ref. La Pampilla
Ref. Conchan

•
The Peruvian Foldbelt is largely under
explored with a very low well density
due to logistical challenges.
•
Repsol has a legacy expertise in
exploring and operating Andean
foldbelts, from Argentina to Venezuela.
•
Current Repsol acreage in the play is
limited to the Marañón Foldbelt
(Huallaga Basin, Blocks 103 & 109).
•
Despite the complexities of this
operational environment, Repsol aims
at leveraging its expertise and develope
its  position in the play.
Central Peru Foldbelt Oil

•
Repsol operates a large acreage position in the margin through Georgetown & 30S Blocks.
•
This area contains a unique combination of frontier plays in a proven petroleum system context (Suriname heavy oil fields).
•
These frontier plays have similarities to those of emerging provinces in West Africa.(Sierra
Leona, Liberia, Ghana)
•
Repsol first well in Guyana (Jaguar 1X) will be spudded in Q2-2011, and could be a play opener with significant upside potential both in Guyana and Surinam.
•
Other operators will drill 4 additional wells in the basin in 2010/2011.
Guyana-Surinam Offshore Plays
ExxonMobil/Shell
Tullow/Shell/Total
Murphy
INPEX
Venezuela
Suriname

•
For the last 20Y, Repsol participated in
most LatAm giant plays open to the
industry, mainly through acquisitions.
•
In recent years, Repsol continues to be
present in giant plays but is accessing
them “through the drillbit”.
•
Repsol legacy in the region includes
extensive data and knowledge of most
basins.
•
In recent years, Repsol has transformed
its exploration technology capabilities
(seismic imaging,  workforce).
•
Repsol will maintain its frontier
exploration efforts, to access the next
giant plays to emerge in the continent.
Latin America Giant Exploration Plays
Repsol 20Y Track Record
REPSOL
ACCESS TO GIANT PLAYS
COLUMBUS
BPTT-97/00
CAÑO LIMON
Oxycol -1988
SUBANDEAN
YPF-1999
Huacaya.1x 2007
UCAYALI
Camisea 2005
Kinteroni.1x 2007
SANTOS PRE-SALT
Carioca.1x-2007
CARIBBEAN GAS
Perla.1X-2009
CAMPOS
Albacora-2000
Organic Acquired

Repsol´s LAN Main Exploration Plays
Repsol´s LAN Commercial Considerations
Repsol´s Current Acreage Position
Repsol´s LAN Contractual Considerations
Repsol LAN conclusions
Repsol´s Recent Discoveries
Agenda

•
LAN petroleum contracts show a wide diversity of government take situations, from some of the toughest to some of the more favourable worldwide.
•
Actually, fiscal terms in every country can vary widely as a result of bidding and negotiation; Repsol´s portfolio contains some of the best available terms per country.
•
Repsol exposure to high government take contexts is in most cases balanced by high prospectivity and scale.
•
When Farming-In, besides technical merit, Repsol carefully prioritizes opportunities associated with the best possible terms.
Repsol LAN Fiscal Terms Considerations

Repsol´s LAN Main Exploration Plays
Repsol´s LAN Commercial Considerations
Repsol´s Current Acreage Position
Repsol´s LAN Contractual Considerations
Repsol LAN conclusions
Repsol´s Recent Discoveries
Agenda

PERU FIELD TRIP 2010
REPSOL

BR PETROBRAS

ecopetrol

PETROPERU

PDVSA

YPFB

Petrotrin

•
Repsol commercial capabilities are one of
its principal competitive advantages in the
region.
•
Repsol has developed cooperative
partnerships with the regional semi-public
NOCs (Petrobras, Ecopetrol).
•
Repsol has a long record of effective
interaction with Latin America NOCs and
O&G regulatory agencies.
•
Repsol is a preferred partner for the
industry in Latin America, and is currently
exploring with 16 different partners in the
region, mostly as operator.
Repsol LAN Commercial Considerations

Repsol´s LAN Main Exploration Plays
Repsol´s LAN Commercial Considerations
Repsol´s Current Acreage Position
Repsol´s LAN Contractual Considerations
Repsol LAN conclusions
Repsol´s Recent Discoveries
Agenda

Repsol LAN Exploration Conclusions
•
Repsol has been present in most succesful high potential exploration plays in Latin America for the last 20 years.
•
Repsol recent discovery track in the region has been very succesful shifting from acquisitions with upside potential towards exploration
“through the drillbit”.
•
Repsol LAN current exploration acreage contains multiple high potential opportunities that will be drilled in the near to medium term.
•
Repsol regional knowledge, commercial skills and technical capabilities are a solid foundation for further growth in the region, to replace our current resources portfolio and sustain our regional leadership.

Peru Field Trip September 2010 North Latin America Exploration Joseba Murilla Latin America Exploration Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 8th, 2010	By:	/s/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director